Exhibit 99.1

DoubleDown Interactive Announces

Results of Extraordinary General Meeting

Held on December 28, 2022

SEATTLE, WASHINGTON – December 28, 2022 — DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading gaming company, delivering unique player experiences across a variety of genres, today announced that at the extraordinary general meeting of shareholders (the “EGM”) held on December 28, 2022 at 11:00 a.m. (Korea Standard Time), or December 27, 2022 at 9:00 p.m. (U.S. Eastern Time), in Seoul, Korea, the shareholders of record as of December 5, 2022, approved the reduction of the Company’s capital reserve in the amount of KRW 330 billion pursuant to Article 461-2 of the Korean Commercial Code, as originally proposed by the Company’s board of directors.

About DoubleDown Interactive

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. Our flagship title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Cody Slach or Jeff Grampp, CFA

Gateway Group

1-949-574-3860

DDI@gatewayir.com